UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*



                   International Cavitation Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   45922Q 10 2
                                 (CUSIP Number)

                                David N. Nemelka
                            2662 Stonebury Loop Road
                             Springville, Utah 84663
                                 (801) 489-7370
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 20, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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1 Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
  Persons
            David N. Nemelka
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2 Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) |_|
            (b) |_|
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3 SEC Use Only

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4 Source of Funds
            PF
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
  or 2(e)
            Not applicable
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6 Citizenship of Place of Organization United States

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Number              7 Sole Voting Power
of                             875,000*
Shares             -------------------------------------------------------------
Beneficially        8 Shared Voting Power
Owned                          0
by                 -------------------------------------------------------------
Each                9 Sole Dispositive Power
Reporting                      875,000*
Person             -------------------------------------------------------------
With               10 Shared Dispositive Power
                               0
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person
            875,000
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions) |_|
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13 Percentage of Class Represented by Amount in Row (11)
            4.75% *
--------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)
            IN
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* Assumes conversion of all derivative securities held by Mr. Nemelka.

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

Item 1. Security and Issuer

         This statement on Schedule 13D relates to the shares of common stock of International Cavitation Technologies, Inc., a Colorado corporation (the "Company"). The Company's principal executive offices are located at 12407 S. Memorial Drive, Bixby, Oklahoma 74008.

Item 2. Identity and Background

         (a) This statement is being filed by David N. Nemelka.

         (b) Mr. Nemelka's address is 2662 Stonebury Loop Road Springville, Utah 84663.

         (c) Mr. Nemelka's principal occupation is business consulting and management. Mr. Nemelka is employed by McKinley Capital and McKinley Enterprises whose offices are located at 2662 Stonebury Loop Road Springville, Utah 84663.

         (d) During the past five years Mr. Nemelka has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years Mr. Nemelka has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Nemelka is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         This report relates to the gift of Company shares owned by Mr. Nemelka thereby bringing Mr. Nemelka's beneficial ownership in the Company below 5%. Mr. Nemelka made his original investment in the Company in September 1998 as part of a reorganization whereby the Company acquired Ion Collider Technologies, Inc. through a share exchange. Mr. Nemelka was a shareholder of Ion Collider Technologies, Inc. prior to the share exchange and his entire September 1998 investment in the Company was received in consideration for the cancellation of securities he held in Ion Collider Technologies, Inc. in connection with the share exchange. Mr. Nemelka acquired his position in Ion Collider Technologies, Inc. through an investment of personal funds. Specifically, none of the September 1998 purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. Mr. Nemelka has not acquired any additional securities of the Company since September 1998.

Item 4.  Purpose of Transaction

         Mr. Nemelka acquired securities of the Company in September 1998 for investment purposes.

         (a)-(j) Mr. Nemelka has no present plans or proposals which relate to, or would result in, any of the actions enumerated in paragraphs (a)-(j) of this Item.

Item 5. Interest in Securities of the Issuer

         (a) Mr. Nemelka beneficially owns 875,000 shares of common stock. Mr. Nemelka's beneficial ownership includes the following:

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

         o        425,000  shares of common stock that are directly owned by Mr.
                  Nemelka; and

         o Options to acquire 450,000 shares of common stock that are directly owned by Mr. Nemelka.

         Mr. Nemelka beneficially owns approximately 4.75%1 of the Company's outstanding common stock as of November 20, 2001.

         (b) With respect to the shares beneficially owned as described in Item 5(a), Mr. Nemelka has (i) sole power to vote or to direct the vote of 875,000 shares; (ii) shared power to vote or to direct the vote of 0 shares; (iii) sole power to dispose or to direct the disposition of 875,000 shares; and (iv) shared power to dispose or to direct the disposition of 0 shares.

         (c) Mr. Nemelka has acquired and disposed of Company securities as follows:

         o On September 30, 1998, Mr. Nemelka acquire 6,300,000 shares of common stock and common stock purchase warrants exercisable for 1,800,000 shares of common stock at an exercise price of $.2916 per share. Mr. Nemelka acquired these Company shares and warrants as part of a reorganization whereby the Company acquired Ion Collider Technologies, Inc. through a share exchange. Mr. Nemelka was a shareholder of Ion Collider Technologies, Inc. prior to the share exchange and his entire September 1998 investment in the Company was received in consideration for the cancellation of securities he held in Ion Collider Technologies, Inc. in connection with the share exchange.

         o In December 1998, the Company effected a one for four reverse stock split thereby reducing the number of shares of common stock and common stock purchase warrants held by Mr. Nemelka accordingly.

         o On January 21, 2000, Mr. Nemelka sold 250,000 shares of common stock.

         o On October 25, 2001, Mr. Nemelka transferred 475,000 shares of common stock to a charitable organization for no consideration in a private transaction.

         o On November 20, 2001, Mr. Nemelka transferred 50,000 shares of common stock as a gift for no consideration in a private transaction.

         (d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in Item 5(a).

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.

Item 7. Materials to be Filed as Exhibits

         Not applicable.

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1 Assumes conversion of all derivative securities held by Mr. Nemelka.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  Dated: November 20, 2001



                                                  /s/ David N. Nemelka
                                                  ------------------------------
                                                  David N. Nemelka

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